UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Gilat Satellite Networks Ltd.

(Name of issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of class of securities)

M51474118

(CUSIP number)

Adam J. Semler

York Capital Management Global Advisors, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

February 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51474118	13D

1)	Names of reporting persons JGD Management Corp.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) AF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 487,156
	8)	Shared voting power -0-
	9)	Sole dispositive power 487,156
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 487,156
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 1.2%
14)	Type of reporting person (see instructions) IA, CO

Page 2 of 15 Pages

CUSIP No. M51474118	13D

1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) AF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 7,634,495
	8)	Shared voting power -0-
	9)	Sole dispositive power 7,634,495
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 7,634,495
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 18.9%
14)	Type of reporting person (see instructions) IA

Page 3 of 15 Pages

This Amendment No. 7 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2007, as amended by the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), the Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) and the Amendment No. 6 to Schedule 13D (the “Amendment No. 6” and, together with the Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Prior Amendments”) filed by JGD with the SEC on April 10, 2008, June 3, 2009 and June 10, 2009, respectively, relating to the ordinary shares, par value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (the “Company”). This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Prior Amendments. Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Prior Amendments. The Prior Amendments are supplemented and amended as follows:

Item 2.	Identity and Background

Item 2 of the Amendment No. 5 is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1.

This Statement is being filed by JGD with respect to 487,156 Shares directly owned by a certain account (the “Managed Account”) managed by JGD. James G. Dinan is the sole shareholder of JGD.

This Statement is being filed by YGA with respect to:

(i) 572,569 Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 5,556,527 Shares directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”);

(iii) 301,080 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);

(iv) 645,709 Shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”); and

Page 4 of 15 Pages

(v) 558,610 Shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”).

YGA, the sole managing member of the general partner of each of York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master and Jorvik, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by such investment funds.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Investment and Jorvik. YGA is the sole managing member of Dinan Management.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic Holdings”), is the general partner of York Credit Opportunities and York Credit Opportunities Master. YGA is the sole managing member of York Credit Opportunities Domestic Holdings.

The name of each director and each executive officer of JGD is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of JGD, YGA, York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master, Jorvik, Dinan Management, York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(c) JGD and YGA are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master and Jorvik is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Investment and Jorvik and the general partner or manager of four other private investment funds.

Page 5 of 15 Pages

York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Credit Opportunities and York Credit Opportunities Master and the manager of one other private investment fund.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amendment No. 5 is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

Pursuant to the Registration Rights Agreement, the Company filed a Registration Statement (the “Registration Statement”) on Form F-3 with the SEC on July 20, 2009, registering 8,121,651 Shares beneficially owned by the Reporting Persons. The Registration Statement was declared effective on July 30, 2009. A copy of the Registration Statement and the final prospectus filed by the Company with the SEC on July 30, 2009 are included as exhibits to this Statement and incorporated herein by this reference.

KCPS Voting Agreement

On June 5, 2009, York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master and the Managed Account entered into a Voting Agreement (the “Voting Agreement”) with KCPS Satellite Communications, Limited Partnership, an Israeli limited partnership (“KCPS”), in connection with a tender offer (the “Tender Offer”) commenced by KCPS on June 8, 2009 to purchase approximately 5% of the issued and outstanding Shares. The minimum conditions of the Tender Offer were not met, and the Tender Offer expired on July 9, 2009. Pursuant to the terms of the Voting Agreement, the Voting Agreement failed to become effective due

Page 6 of 15 Pages

to the expiration of the Tender Offer. The preceding description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the copy of the Voting Agreement included as an exhibit to this Statement and incorporated herein by this reference.

Item 4.	Purpose of Transaction

Item 4 of the Amendment No. 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities of the Company described in Item 5 of this Statement for investment purposes. The Reporting Persons reserve the right to purchase additional Shares, either separately or together with other persons, to sell all or some of the Shares beneficially owned by them, including, without limitation, pursuant to the Registration Statement, or to otherwise trade in the Shares, in open market or private transactions, provided that in their judgment such transactions present an attractive (long- or short-term) opportunity for profit. The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in their judgment such transactions are advisable. A Managing Director of YGA currently serves as a director on the board of directors of the Company.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Page 7 of 15 Pages

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Shares, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amendment No. 5 is hereby amended and restated in its entirety as follows:

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 487,156 Shares, which constitute approximately 1.2% of the issued and outstanding Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

(ii) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 7,634,495 Shares, which constitute approximately 18.9 % of the issued and outstanding Shares.

(iii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 572,569 Shares, which constitute approximately 1.4% of the issued and outstanding Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iv) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,556,527 Shares, which constitute approximately 13.8% of the issued and outstanding Shares. As the general partner of York Investment, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

(v) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 301,080 Shares, which constitute approximately 0.7% of the issued and outstanding Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

Page 8 of 15 Pages

(vi) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 645,709 Shares, which constitute approximately 1.6% of the issued and outstanding Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vii) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 558,610 Shares, which constitute approximately 1.4% of the issued and outstanding Shares. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by Jorvik.

(viii) To the knowledge of the Reporting Persons, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2 to this Statement.

The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, YGA, York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master and Jorvik are based on 40,363,337 Shares issued and outstanding as of December 31, 2009 as reported in the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2010.

(b)(i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 487,156 Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 487,156 Shares.

(ii) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 7,634,495 Shares.

(iii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 572,569 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 572,569 Shares.

(iv) York Investment may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 5,556,527 Shares. As the general partner of York Investment, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 5,556,527 Shares.

Page 9 of 15 Pages

(v) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 301,080 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 301,080 Shares.

(vi) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 645,709 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 645,709 Shares.

(vii) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 558,610 Shares. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 558,610 Shares.

(viii) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c) During the past sixty (60) days preceding the date of this Statement, the Reporting Persons did not effect any transactions in the Shares.

(d) The right to receive dividends from, or the proceeds from the sale of, all Shares reported in this Statement as beneficially owned by each Reporting Person is held by York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master, Jorvik or the Managed Account, as the case may be, as the advisory clients of such Reporting Person. The Reporting Persons disclaim beneficial ownership of all Shares reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amendment No. 6 is hereby restated in its entirety as follows:

The information provided in response to Item 2(a), Item 3 and Item 4 above is incorporated herein by reference.

Page 10 of 15 Pages

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Amendment No. 6 is hereby restated in its entirety as follows:

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

JGD MANAGEMENT CORP.

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 13 of 15 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1	Agreement of Joint Filing dated April 12, 2010 by and among JGD Management Corp. and York Capital Management Global Advisors, LLC.

2	Directors and Executive Officers of JGD Management Corp.

3	Loan Assignment Agreement dated June 23, 2005 (the “Loan Assignment Agreement”) by and among Bank Hapoalim B.M. (the “Bank”) and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

4	Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 6 to JGD’s Schedule 13D filed with the SEC on July 28, 2005).

5	Amendment dated April 1, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the “Company”) and the Bank (previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2004 filed with the SEC on March 17, 2005).

6	Amendment to Facility Agreement and Warrant dated December 27, 2005 between the Company and York Capital Management (previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006).

7	Form of Warrant to purchase ordinary shares, par value NIS 0.20 per share, of the Company (previously filed as Exhibit 8 to JGD’s Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2006).

8	Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

9	Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M. to York Capital Management (previously filed as Exhibit 3 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

Page 14 of 15 Pages

10	Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management (previously filed as Exhibit 10 to JGD’s Schedule 13D filed with the SEC on July 28, 2005).

11	Form of Underwriting Agreement (previously filed as Exhibit 1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-3 (Registration No. 333-138856) filed with the SEC on November 29, 2006).

12	Registration Rights Agreement dated May 31, 2009 by and among Gilat Satellite Networks Ltd. and York Capital Management, on behalf of funds and accounts managed by it (previously filed as Exhibit 11 to JGD’s Amendment No. 5 to Schedule 13D filed with the SEC on June 3, 2009).

13	Voting Agreement dated June 5, 2009 by and among KCPS Satellite Communications, Limited Partnership (“KCPS”) and the shareholders of Gilat Satellite Networks Ltd. listed on Schedule 1 thereto (previously filed as Exhibit (d) to KCPS’s Schedule TO filed with the SEC on June 8, 2009).

14	Registration Statement on Form F-3 of Gilat Satellite Networks Ltd., dated July 20, 2009 (Registration No. 333-160683) (previously filed by the Company with the SEC on July 20, 2009).

15	Prospectus on Form 424B3 of Gilat Satellite Networks Ltd., dated July 30, 2009 (Registration No. 333-160683) (previously filed by the Company with the SEC on July 30, 2009).

Page 15 of 15 Pages